November 4, 2005

Elaine Wolff, Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Amacore Group, Inc. (formerly Eye Care International, Inc) Registration Statement on Form on SB-2/A #8 Registration No. 333-121308

Dear Ms. Wolff:

On behalf of the registrant, I hereby respectfully request acceleration of the effective date of the above registration statement on Form SB-2, as amended, to Tuesday, November 8, 2005, or as soon thereafter as practicable. There has been no distribution of the preliminary prospectus. The registrant is aware of its obligations under the Securities Act of 1933.

Thank you for your attention and cooperation.

Sincerely,

/s/ James L. Koenig
James L. Koenig
Acting Chief Financial Officer

cc: David J. Levenson, Esq.